November 16, 2005

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, DC 20549

Re: Ness Energy International, Inc. comment letter dated November2, 2005, received via fax. File No. 0-10301

Dear Mr. Schwall:

I appreciate your comments, and respect the demand the Sabres-Oxley Act has placed on you and your people. I appreciate any and all assistance your team is willing to provide to enhance the overall disclosure in our filings. We are responding to your comments in the order provided:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies, Page 18

1.
We have reviewed your response to prior comment number three and are unable to locate your revised disclosure. As previously requested, please expand your disclosure to address SAB 106 with respect to your accounting for asset retirement obligations related to assets that are accounted for under the full cost method.

We appreciate your comment, and apologize for not making it clear the modifications made to the 10KSB for your comment. The following reflects the changes made pursuant to the comments, and SAB 106:

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is removed from the capitalized costs to be amortized. No impairment was required in 2004 and 2003.

In addition, the capitalized costs are subject to a “ceiling test,” which basically limits such costs to the aggregate of the “estimated present value,” discounted at a 10 percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. There was no provision required in 2003 or 2004 as a result of this limitation on capitalized costs.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.

Abandonment of properties is recognized as an expense in the period of abandonment and accounted for as an adjustment of costs.

Financial Statements

Consolidated Statements of Operations, page F-3

2.
We have reviewed your response to prior comment number five. We note the revisions you made to your representation of other comprehensive income. Please further revise your presentation by renaming the line item “Income before extraordinary item” to a more appropriate title such as “Net loss” or “Net loss before other comprehensive loss”.

We appreciate your comment, and have changed the title from income to more appropriate “Net loss before other comprehensive loss”.

Consolidated Statements of Cash Flows, page F-5

3.	Please explain why you have classified asset retirement obligations as a component of your operating cash flows.

We believe that increases to the asset retirement obligation is a component of noncash operating assets, and therefore appropriately reflected as part of cash flows from operations.

Securities Issued for Property and Services

4.
We have reviewed your response to prior comment number 7. Please compare and contrast your disclosure on page F-10 to that in your critical accounting policy on page 6. Additionally please support your conclusion that it is appropriate to take into account various factors including, the number of shares, market, and other stock restrictions when determining fair value.

The disclosure on F-10 is a footnote to the financial statement, while the disclosure on page 6 for current accounting pronouncements lends itself to a disclosure of the background, and overall information. Pursuant to the accounting pronouncement on SFAS 123, certain factors can be taken into account when valuing the securities.

As Ness Energy International, Inc. has been a dynamic company, and continues to grow, they continue to improve their reporting systems. We appreciate the comments by the Securities Exchange Commission. We have examined all the points and have responded. As you are aware their were multiple amendments, in an attempt to acclimate an entirely new team, into an accommodation of increased accuracy and transparency. Although, the comments are very well made, Ness Energy does not believe an amended 10KSB is warranted.

Should you have any questions, comments, or correspondence, please do not hesitate to contact me.

Sincerely,

JF Hoover, CFO
Ness Energy International, Inc.